COLUMBIA FUNDS SERIES TRUST II

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3265

February 26, 2010

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Columbia Funds Series Trust II (the “Registrant”)

Registration Nos. 333-132211; 811-21862

Dear Ms. Hatch:

We are writing to respond to the comments that you provided to us by telephone on February 16, 2010 in connection with the registration statement filed December 30, 2009 by the above-referenced Registrant for its series (each a “Portfolio” and collectively, the “Portfolios”). These comments are set forth below, each of which is followed by our response.

PROSPECTUS

Fees and Expenses of the Portfolio

Comment 1:

In each Portfolio’s fee and expense table, delete the following footnote to the table:

•	Management fees include an investment advisory fee of 0.10%.

Response 1:

This change will be made in the Registrant’s 485(b) filing.

Comment 2:

In the footnote to the “Fee waivers and/or reimbursements” line item in each Portfolio’s fee and expense table, briefly describe what party can terminate the waiver and/or reimbursement arrangement and under what circumstances it can be terminated.

Response 2:

This change will be made in the Registrant’s 485(b) filing.

Comment 3:

In each Portfolio’s example of expenses, delete the second bullet point and the sentence immediately preceding the example. In the last bullet point immediately preceding the example,

explain that costs shown in the 1, 3, 5 and 10 year examples reflect waiver and/or reimbursement arrangements.

Response 3:

These changes will be made in the Registrant’s 485(b) filing.

Comment 4:

In the sentence immediately following the example, delete the disclosure underlined in the following:

Remember this is an example only. It is not necessarily representative of the Portfolio’s actual expenses in the past or future. Your actual costs may be higher or lower depending on the amount you invest and on the Portfolio’s actual expenses and performance.

Response 4:

These changes will be made in the Registrant’s 485(b) filing.

Principal Investment Strategies

Comment 5:

In each Portfolio’s “Principal Investment Strategies” section, discuss whether the target date represents an assumption of the date in which the investor will retire and begin taking withdrawals from the Portfolio.

Response 5:

Language addressing the Staff’s comment has been added to this section.

Principal Risks

Comment 6:

In each Portfolio’s “Principal Risks” section, include disclosure that the Portfolio may not provide adequate income at and through the investor’s retirement.

Response 6:

This change will be made in the Registrant’s 485(b) filing. The additional disclosure will be included in each Portfolio’s “Principal Risks” section within the sub-section entitled “Investment Strategy Risk.”

Performance Information

Comment 7:

In each Portfolio’s “Average Annual Total Return” table, delete the following sentence in the lead in paragraph immediately preceding the table:

Indices are not available for investment and do not reflect sales charges, fees, brokerage commissions, taxes or other expenses of investing.

Response 7:

This change will be made in the Registrant’s 485(b) filing.

Comment 8:

In each Portfolio’s “Average Annual Total Return” table, delete the footnote and insert the commencement date of each Portfolio into the “Life of Portfolio” header in the table.

Response 8:

This change will be made in the Registrant’s 485(b) filing.

Comment 9:

In each Portfolio’s “Principal Risks” section, delete the paragraph that appears at the end of the risk descriptions.

Response 9:

This change will be made in the Registrant’s 485(b) filing.

Comment 10

For each Portfolio in the section entitled “Purchase and Sale of Portfolio Shares”, disclose only each Portfolio’s minimum initial or subsequent investment requirements, the fact that each Portfolio’s shares are redeemable and the procedures for share redemption.

Response 10

These changes will be made in the Registrant’s 485(b) filing.

Comment 11:

For each Portfolio, rename the section entitled “Distributions and Related Taxes” so that it is entitled “Tax Information”.

Response 11:

This change will be made in the Registrant’s 485(b) filing.

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Peter T. Fariel

Peter T. Fariel

Assistant Secretary

Columbia Funds Series Trust II

3